FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                         For the month of June, 2006
                                30 June, 2006



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1    Press release of British Sky Broadcasting Group plc
                announcing Holding(s) in Company released on 30 June, 2006


                                  SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

British Sky Broadcasting Group plc

2. Name of shareholder having a major interest

Barclays PLC through the entities listed in schedule 1 attached

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholders named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Please see schedule 2 attached

5. Number of shares / amount of stock acquired

-

6. Percentage of issued class

-

7. Number of shares / amount of stock disposed

Unknown

8. Percentage of issued class

Unknown

9. Class of security

Ordinary Shares of 50p each

10. Date of transaction

Unknown

11. Date company informed

29 June 2006

12. Total holding following this notification

68,971,130

13. Total percentage holding of issued class following this notification

3.85%

14. Any additional information

-

15. Name of contact and telephone number for queries

Chris Taylor 020 7800 4297

16. Name and signature of authorised company official responsible for making this notification

David Gormley

Date of notification 30 June 2006



SCHEDULE 1

Legal Entity                                                           Holding

Barclays Private Bank and Trust Ltd                                  2,902,734
Barclays Capital Securities Ltd                                      3,643,364
Barclays Private Bank and Trust Ltd                                      1,352
Barclays Global Investors Australia Ltd                              1,013,008
Barclays Private Bank and Trust Ltd                                     11,742
Barclays Global Investors Ltd                                       23,577,607
Barclays Bank PLC                                                        6,262
Barclays Global Investors, N.A.                                     20,172,073
Barclays Bank Trust Company Ltd                                          2,874
Barclays Global Investors Canada Ltd                                    81,725
Barclays Private Bank Ltd                                               25,695
Barclays Global Investors Japan Ltd                                  4,259,223
Barclays Life Assurance Co Ltd                                       3,161,790
Absa Bank Ltd                                                           50,000
Barclays Global Investors Japan Trust & Banking                      1,610,618
Barclays Capital Inc                                                   465,792
Gerrard Ltd                                                          4,088,956
Barclays Private Bank and Trust Ltd                                      6,600
Barclays Global Fund Advisors                                        3,889,715
Total                                                               68,971,130

SCHEDULE 2

Registered Holder                             A/C Designation          Holding
BANK OF IRELAND                                        426360           34,711
BANK OF NEW YORK                                                        82,689
Barclays Bank PLC (Singapore)                                            6,600
BARCLAYS CAPITAL NOMINEES LIMITED                                    1,555,242
BARCLAYS CAPITAL NOMINEES LIMITED                                    1,846,330
BARCLAYS CAPITAL NOMINEES LIMITED                                      210,000
BARCLAYS CAPITAL NOMINEES LIMITED                                        6,262
Barclays Capital Securities Ltd.                                       241,792
Barclays Capital Securities Ltd.                                       255,792
Barclays Global Investors Canada                                        81,725
Barclays Trust Co E99
C000000000000000000                                                        389
Barclays Trust Co R69
C000000000000000000                                                      2,485
BNP PARIBAS                                                            147,841
CHASE NOMINEES LTD                                      16376          657,679
CHASE NOMINEES LTD                                      20947       10,131,645
CHASE NOMINEES LTD                                      21359          646,602
CHASE NOMINEES LTD                                      28270          431,921
CHASE NOMINEES LTD                                      28270          256,680
CIBC MELLON GLOBAL SECURITIES                                          114,734
Clydesdale Nominees HGB0125                          68640801            3,170
Clydesdale Nominees HGB0125                          69390001            1,712
Clydesdale Nominees HGB0125                         100170701            1,500
Clydesdale Nominees HGB0125                         120010601            4,780
Clydesdale Nominees HGB0225                          67355102              580
Clydesdale Nominees NWS0112                           9026201          626,039
Clydesdale Nominees NWS0712                           9026207           37,500
Clydesdale Nominees NWS1612                           9026216          298,566
Clydesdale Nominees NWS1912                           9026219           15,605
Clydesdale Nominees NWS2212                           9026222           27,930
Clydesdale Nominees SFE0102                           9026201        1,556,005
Clydesdale Nominees SFE0112                           9026201            1,017
Clydesdale Nominees SFE2402                           9026224          340,072
Gerrard Nominees Limited                               610720            3,000
Gerrard Nominees Limited                               611717            1,315
Gerrard Nominees Limited                               621942              570
Gerrard Nominees Limited                               630871              500
Gerrard Nominees Limited                               631118            9,100
Gerrard Nominees Limited                               637739              500
Gerrard Nominees Limited                               639311              600
Gerrard Nominees Limited                               643975            2,000
Gerrard Nominees Limited                               652198           10,000
Gerrard Nominees Limited                               654151            1,200
Gerrard Nominees Limited                               658574            1,475
Gerrard Nominees Limited                               659442              750
Gerrard Nominees Limited                               659792              585
Gerrard Nominees Limited                               660302            2,500
Gerrard Nominees Limited                               660430              660
Gerrard Nominees Limited                               660758            7,800
Gerrard Nominees Limited                               660968            3,900
Gerrard Nominees Limited                               774160              700
Greig Middleton Nominees Limited (GM1)                                 258,243
Greig Middleton Nominees Ltd (GM3)                  126066DA             1,150
Greig Middleton Nominees Ltd (GM3)                  523475DN            75,000
INVESTORS BANK AND TRUST CO.                                            43,929
INVESTORS BANK AND TRUST CO.                                         5,489,454
INVESTORS BANK AND TRUST CO.                                            69,828
INVESTORS BANK AND TRUST CO.                                         5,948,010
INVESTORS BANK AND TRUST CO.                                           882,350
INVESTORS BANK AND TRUST CO.                                           153,165
INVESTORS BANK AND TRUST CO.                                         1,196,343
INVESTORS BANK AND TRUST CO.                                           198,537
INVESTORS BANK AND TRUST CO.                                            18,479
INVESTORS BANK AND TRUST CO.                                           192,042
INVESTORS BANK AND TRUST CO.                                             8,641
INVESTORS BANK AND TRUST CO.                                           568,122
INVESTORS BANK AND TRUST CO.                                           109,189
INVESTORS BANK AND TRUST CO.                                         2,331,084
INVESTORS BANK AND TRUST CO.                                            53,530
INVESTORS BANK AND TRUST CO.                                           271,213
INVESTORS BANK AND TRUST CO.                                            33,808
INVESTORS BANK AND TRUST CO.                                           355,016
INVESTORS BANK AND TRUST CO.                                         3,176,148
JP MORGAN (BGI CUSTODY)                                 16331          358,421
JP MORGAN (BGI CUSTODY)                                 16338           82,626
JP MORGAN (BGI CUSTODY)                                 16341          588,553
JP MORGAN (BGI CUSTODY)                                 16341          749,697
JP MORGAN (BGI CUSTODY)                                 16342          175,976
JP MORGAN (BGI CUSTODY)                                 16344          180,397
JP MORGAN (BGI CUSTODY)                                 16345          314,396
JP MORGAN (BGI CUSTODY)                                 16400       11,082,204
JP MORGAN (BGI CUSTODY)                                 17011           23,123
JP MORGAN (BGI CUSTODY)                                 18409        1,024,766
JPMorgan Chase Bank                                                  1,378,021
JPMorgan Chase Bank                                                    569,836
JPMorgan Chase Bank                                                  1,336,184
JPMorgan Chase Bank                                                    286,387
JPMorgan Chase Bank                                                    131,807
JPMorgan Chase Bank                                                      5,834
JPMorgan Chase Bank                                                    166,338
JPMorgan Chase Bank                                                     12,115
JPMorgan Chase Bank                                                     71,169
JPMORGAN CHASE BANK                                                     38,342
JPMORGAN CHASE BANK                                                    105,554
JPMORGAN CHASE BANK                                                    907,454
JPMorgan Chase Bank                                                     10,058
JPMorgan Chase Bank                                                     59,360
JPMorgan Chase Bank                                                     25,770
JPMorgan Chase Bank                                                    127,973
JPMorgan Chase Bank                                                    639,926
JPMorgan Chase Bank                                                     34,082
JPMorgan Chase Bank                                                     11,304
JPMorgan Chase Bank                                                    122,282
JPMorgan Chase Bank                                                    170,399
JPMorgan Chase Bank                                                    124,505
JPMorgan Chase Bank                                                    158,681
JPMorgan Chase Bank                                                    126,278
Master Trust Bank                                                      162,672
Mellon Trust - US CUSTODIAN /                                           46,561
Mellon Trust - US CUSTODIAN /                                          252,174
MELLON TRUST OF NEW ENGLAND                                            152,260
Mitsubishi Trust International                                         107,169
Mitsui Asset                                                            19,288
NORTHERN TRUST BANK - BGI SEPA                                          89,360
NORTHERN TRUST BANK - BGI SEPA                                         317,429
NORTHERN TRUST BANK - BGI SEPA                                         394,317
R C Greig Nominees Limited                                           1,964,213
R C Greig Nominees Limited a/c AK1                                     826,142
R C Greig Nominees Limited a/c BL1                                     233,751
R C Greig Nominees Limited a/c CM1                                     161,165
R C Greig Nominees Limited GP1                                         282,502
R C Greig Nominees Limited SA1                                         239,635
Reflex Nominees Limited                                                  1,352
Standard Bank of SA                                         0           50,000
STATE STREET BANK & TRUST - WI                                         285,542
STATE STREET BOSTON                                                    603,605
STATE STREET TRUST OF CANADA -                                         255,329
The Northern Trust Company - U                                         182,717
Trust & Custody Services Bank                                           11,472
Trust & Custody Services Bank                                              931
ZEBAN NOMINEES LIMITED                                                  25,695
Total                                                               68,971,130





                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 30 June, 2006                      By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary